October 9, 2018

Hugh S. Griffith
Chief Executive Officer
NuCana plc
3 Lochside Way
Edinburgh, EH12 9DT
United Kingdom

       Re: NuCana plc
           Registration Statement on Form F-3
           Filed October 1, 2018
           File No. 333-227624

Dear Mr. Griffith:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Paik at 202-551-6553 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    John T. Rudy, Esq.